Exhibit 99.77(i)

ITEM 77I - Terms of New or Amended Securities

1.

At the September 6, 2012 Board meeting, the Board of Trustees of ING Funds Trust (“IFT”) approved the establishment of ING Short Term Bond Fund and approved the filing with the U.S. Securities and Exchange Commission of a post-effective amendment to IFT’s registration statement registering shares of the Fund. In addition, at its November 29, 2012 meeting, the Board approved the requisite plans, agreements and other routine matters with respect to the establishment of the Fund.

2.

At the September 6, 2012 Board meeting, the Board approved the establishment of Class P Shares on behalf of ING Floating Rate Fund and ING High Yield Bond Fund. In addition, at its November 29, 2012 meeting, the Board approved the agreements and other routine matters with respect to the establishment of the Class P Shares.